Exhibit 99.1
G&I V Midwest
Residential, LLC
Consolidated Financial Statements for the
Period From September 20, 2006 (Date of
Inception) Through December 31, 2006, and
Report of Independent Registered Public
Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Members of
G&I V Midwest Residential, LLC
Houston, Texas
We have audited the accompanying consolidated balance sheet of G&I V Midwest Residential, LLC and subsidiaries (the “Company”) as of December 31, 2006, and the related consolidated statements of operations, members’ equity, and cash flows for the period from September 20, 2006 (date of inception) through December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of G&I V Midwest Residential, LLC and subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the period from September 20, 2006 (date of inception) through December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
DELOITTE & TOUCHE LLP
Houston, Texas
March 29, 2007

G&I V MIDWEST RESIDENTIAL, LLC
CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2006

ASSETS

REAL ESTATE ASSETS—At cost:
Land	$23,325,986
Buildings and improvements	210,796,819

234,122,805

ACCUMULATED DEPRECIATION	(2,099,299)

Net operating real estate assets	232,023,506

CASH AND CASH EQUIVALENTS	5,848,059

RESTRICTED CASH	584,837

ACCOUNTS RECEIVABLE—Net of allowance of $10,640	155,482

DEFERRED FINANCING COSTS—Net of accumulated amortization of $76,213	1,553,524

INTANGIBLE ASSETS—Net	4,251,523

OTHER ASSETS—Net	336,784

TOTAL	$244,753,715

LIABILITIES AND MEMBERS’ EQUITY

LIABILITIES:
Mortgage note payable	$138,490,000
Credit enhancement notes payable	30,525,000
Accounts payable and accrued expenses	299,299
Accounts payable and accrued expenses-related party	262,726
Accrued interest payable	739,322
Tenant security deposits	408,070
Other liabilities	367,328

Total liabilities	171,091,745

COMMITMENTS AND CONTINGENCIES

MEMBERS’ EQUITY	73,661,970

TOTAL	$244,753,715

See notes to financial statements

G&I V MIDWEST RESIDENTIAL, LLC
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIOD FROM SEPTEMBER 20, 2006 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 2006

REVENUES:
Rental revenues	$7,121,532
Other property revenues	672,773

Total revenues	7,794,305

EXPENSES:
Property operating and maintenance	2,534,556
Real estate taxes	541,875
General and administrative	123,580
Interest	2,717,290
Depreciation and amortization	3,480,284

Total expenses	9,397,585

NET LOSS	$(1,603,280)

See notes to financial statements.

G&I V MIDWEST RESIDENTIAL, LLC
CONSOLIDATED STATEMENT OF MEMBERS’ EQUITY
FOR THE PERIOD FROM SEPTEMBER 20, 2006 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 2006

	G&I Investment
	Midwest	Camden
	Residential, LLC	MW, LLC	Total
INITIAL MEMBER EQUITY
CONTRIBUTIONS—September 20, 2006	$60,758,551	$10,722,096	$71,480,647

Contributions	3,216,913	567,690	3,784,603

Net loss	(1,362,788)	(240,492)	(1,603,280)

Distributions	—	—	—

MEMBERS’ EQUITY—December 31, 2006	$62,612,676	$11,049,294	$73,661,970

See notes to financial statements.

G&I V MIDWEST RESIDENTIAL, LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM SEPTEMBER 20, 2006 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,603,280)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,480,284
Amortization of deferred financing costs	76,213
Change in operating assets and liabilities:
Increase in accounts receivable	(155,482)
Decrease in other assets	203,883
Increase in accounts payable and accrued expenses	237,957
Increase in accounts payable and accrued expenses-related party	262,726
Decrease in accrued real estate taxes	(1,491,768)
Increase in accrued interest payable	739,322
Decrease in other liabilities	(508,968)

Net cash provided by operating activities	1,240,887

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in restricted cash	1,360,505
Increase in real estate assets	(391,829)

Net cash provided by investing activities	968,676

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in tenant security deposits	(14,016)
Member contributions	3,784,603
Payments for real estate assets	(197,750,905)
Proceeds from mortgage debt incurred	138,490,000
Members equity contribution	60,758,551
Payment of deferred financing costs	(1,629,737)

Net cash provided by financing activities	3,638,496

NET INCREASE IN CASH AND CASH EQUIVALENTS	5,848,059

CASH AND CASH EQUIVALENTS—Beginning of period	—

CASH AND CASH EQUIVALENTS—End of period	$5,848,059

SUPPLEMENTAL INFORMATION—Cash paid for interest	$2,141,435

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITY:
Fair value of real estate assets contributed by member	$239,363,486

Fair value of liabilities assumed from member	$32,171,414

See notes to financial statements.

G&I V MIDWEST RESIDENTIAL, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM SEPTEMBER 20, 2006 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 2006
1.	ORGANIZATION

G&I V Midwest Residential, LLC (the “Company”), a Delaware limited liability company, was formed for the purpose of holding, operating, maintaining, repairing, leasing and managing apartment communities (the “Properties”) and any other real and personal property owned by the Company. At December 31, 2006, the Company owned 9 apartment communities comprising 3,237 apartment homes. There are 4 communities accounting for 1,194 apartment homes located in Kentucky. The remaining 2,043 apartment homes represent 5 communities located in Missouri.

On September 20, 2006, G&I Investment Midwest Residential, LLC (“DRA”), a subsidiary of a private investment fund, contributed $60.8 million in cash to the Company, and DRA subsequently contributed $3.2 million in cash later in 2006. Camden Operating, LP (“Camden”), a partnership with approximately 86% majority control by Camden Property Trust (“CPT”), a publicly owned real estate investment trust, contributed to the Company the Properties, which included credit enhancement notes of $30.5 million payable and various operating assets and liabilities. In connection with the contribution and upon formation of the Company, Camden, through a wholly owned entity, Camden MW, LLC, was granted 15% ownership of the Company and received cash proceeds of approximately $197.8 million, which are reflected as cash outflows from financing activities in the cash flow statement. Camden MW, LLC’s initial contribution is reflected net of the cash proceeds received in the statement of members’ equity. The cash proceeds paid to CPT at formation were funded with cash invested by DRA and a $138.5 million mortgage loan. All debt of the Company is secured by the Properties and each Company subsidiary is jointly and severably liable for the debt obligations. Camden and DRA are collectively referred to herein as the “Members.”

Camden Development, Inc. (“CDI”), a wholly owned subsidiary of CPT, is the property manager pursuant to the Apartment Management Agreement. This agreement was signed on September 20, 2006. It is between the Company and CDI and employs CDI as the exclusive managing and leasing agent for the Properties.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The financial statements include the assets, liabilities and operations of the Company, and those of its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Real Estate Assets and Depreciation—-Real estate assets are recorded at cost. Expenditures directly related to the improvement of real estate assets are capitalized at cost as land, buildings, and improvements. Major replacements and betterments are capitalized and depreciated on a straight-line basis over the estimated useful lives of the property (buildings and related land improvements—35 years; and furniture, fixtures, and equipment—5 to 20 years). The Company capitalized $391,829 for the period from September 20, 2006 through December 31, 2006, of improvement costs.

Property and operating maintenance expenses totaled $2,534,556 for the period from September 20, 2006 through December 31, 2006. Costs recorded as repairs and maintenance includes all amounts which do not alter the primary use, extend the expected useful life or improve the safety or efficiency of the related asset. Ordinary repairs and maintenance are expensed as incurred.

In accordance with Financial Accounting Standards Board (“FASB”) Statements of Financial Accounting Standards (“SFAS”) No. 142, Accounting for Goodwill and Other Intangible Assets, and upon the acquisition of real estate, the Company estimates the fair value of acquired assets, including land, buildings, the value of in-place leases (including above and below market leases), and acquired liabilities. The Company then allocates the purchase price of the acquired property based on these assessments of relative fair value. The Company assesses fair value based on estimated cash flow projections and available market information.

Impairment of Long-Lived Assets—Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. . The Company did not recognize impairment on long-lived assets for the period from September 20, 2006 (date of inception) through December 31, 2006.

Cash and Cash Equivalents—All cash and investments in money market accounts and other highly liquid securities with a maturity of three months or less at date of purchase are considered to be cash and cash equivalents.

Restricted Cash—Restricted cash consists of escrow deposits held by lenders for property taxes, replacement reserves, and cash required to be segregated for the repayment of residents’ security deposits. Substantially all restricted cash is invested in demand and short-term instruments.

Accounts Receivable—The Company reviews accounts receivable and an allowance is recorded for the estimated uncollectible portion of accounts receivable. At December 31, 2006, an allowance of $10,640 was recorded. Changes in the allowance for uncollectible accounts receivable are recorded as bad debt expense.

Deferred Financing Costs—Deferred financing costs are amortized on a straight-line basis over the term of the related debt, which approximates the interest method. Amortization of this cost is included in interest expense in the statement of operations.

Derivative Instruments—The Company records derivative financial instruments at the estimated fair value. Subsequent changes in fair value are reflected in earnings.

Intangible Assets—Intangible assets recorded at acquisition include in-place residential leases which were valued at the time of acquisition at approximately $4.1 million. The in-place residential leases are being amortized over 10 months, which was the estimated average remaining life of a lease at the time of acquisition. Amortization of this cost is included in depreciation and amortization in the statement of operations.

Intangible assets recorded at acquisition also include a ground lease for one of the Properties, which was valued at the time of acquisition at approximately $1.6 million. This ground lease is being amortized over 29 years, which is the remaining life of the ground lease at the time of acquisition. Amortization of this cost is included in depreciation and amortization in the statement of operations.

Tenant Security Deposits—The Company performs credit evaluations of its tenants and generally requires a security deposit up to one month of rental income. These tenant security deposits are classified as liabilities on the balance sheet.

Revenue Recognition—Rental and other property income is recorded when due from residents and is recognized monthly as it is earned. Other property income consists primarily of utility rebillings, and administrative, application and other transactional fees charged to residents. Apartment homes are rented to residents on lease terms generally ranging from 6 to 13 months, with monthly payments due in advance. All other sources of income are recognized as earned.

Income Taxes—Under present income tax law, the Company is not subject to federal income taxes; therefore, no provision for taxes is included in the accompanying financial statements. The Members include their respective share of the Company’s income or losses in their particular tax returns.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, results of operations during the reporting periods and related disclosures. Significant estimates relate to impairment analysis related to the carrying value of real estate assets, fair value of assets and liabilities acquired, and estimates of the useful lives of assets. Actual results could differ from those estimates.

Recent Accounting Pronouncements—In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20 and FASB Statement No. 3. This pronouncement applies to all voluntary changes in accounting principle and revises the requirements for accounting for and reporting a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle, unless it is impracticable to do so. This pronouncement also requires changes to the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS No. 154 does not change the transition provisions of any existing accounting pronouncements, including those which are in a transition phase as of the effective date. The adoption of SFAS No. 154 did not have an impact on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. The statement does not require new fair value measurements, but is applied to the extent other accounting pronouncements require or permit fair value measurements. The statement emphasizes fair value as a market-based measurement which should be determined based on assumptions market participants would use in pricing an asset or liability. Upon adoption, the Company will be required to disclose the extent to which fair value is used to measure assets and liabilities, the inputs used to develop the measurements, and the effect of certain of the measurements on earnings (or changes in net assets) for the period. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007.

In June 2006, the FASB issued Financial Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109,” which clarifies the accounting for uncertainty in tax positions. FIN 48 requires recognition in our financial statements of the impact of a tax position, if the position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has assessed the potential impact of FIN 48 and our adoption will not have an impact on our financial statements.

3.	LIMITED LIABILITY COMPANY AGREEMENT

The Company is governed by its Limited Liability Company Agreement (the “Agreement”), dated September 20, 2006, in which the Company shall continue in perpetuity, unless the Company is earlier dissolved and its affairs wound up pursuant to the laws of the State of Delaware or under the provisions of the Agreement. The Agreement contains, among other items, the following provisions:

Distributable Cash Flow (e.g. the amount by which the net cash flow for such period exceeds the then current reserve deduction, to the extent not already included in the calculation of net cash flow) shall be distributed to the Member’s quarterly in the following order: first, pro rata, in accordance with and in payment of their respective Default Preferred Return Balances (as defined in the Agreement), if any, until their respective balances have been reduced to zero and next pro rata, in accordance with their respective percentage interest.

Capital proceeds, with respect to any capital transaction as defined per the Agreement, and proceeds in liquidation shall be distributed to the Members in the following order: first, pro rata, in payment of their respective Default Preferred Return Balances, if any, until balances have been reduced to zero. Next, pro rata, in payment of their respective Default Capital Contribution Balances, if any, until balances have been reduced to zero. Next, pro rata, in accordance with their respective Unrecovered Capital Contributions, if any, until all are reduced to zero. Next, pro rata, in accordance with their respective percentage interest until such time as each Member receives a twelve percent internal rate of return with respect to its capital contributions to the Company. Next, pro rata, in accordance with the Adjusted Percentage I (as defined per the Agreement) until such time as each Member receive a fifteen percent internal rate of return with respect to its capital contributions to the Company. Finally, pro rata, in accordance with the Adjusted Percentage II (as defined per the agreement). No operating or capital distributions were made during 2006.

Under the terms of the Agreement, Camden MW, LLC, will indemnify the Company with respect to potential increases in property taxes for four communities located in Kentucky through December 31, 2012 up to a specified threshold. As of December 31, 2006, the Company has not received notice of an assessment increase for these communities and, accordingly, no amount related to this potential indemnification has been recorded in the financial statements.

Additional capital contributions of the Members may be required if at any time the Company determines, in accordance with the Agreement, additional funds are required for anticipated cash needs.

4.	NOTES PAYABLE

The following is a summary of the Company’s indebtedness at December 31, 2006:

5.75% Fixed Mortgage Note, due 2012	$138,490,000
Variable Interest Credit Enhancement Notes, due 2032	$30,525,000
The 5.75% fixed mortgage note requires monthly payment of interest, with the principal balance due in December 2012.

In connection with the formation of the Company and the contribution of the Properties by Camden, the Company assumed $30.5 million in variable interest notes. The interest rates on these notes are adjusted weekly and are based on current market values. As of December 31, 2006, the interest rates on these notes ranged from 3.92% to 3.94%, and interest is payable monthly.

The Company utilizes interest rate cap agreements with respect to the $30.5 million credit enhancement notes. The terms of the agreements provide for an interest rate cap at 6.13% per annum. The termination date of the agreements is December 15, 2012. The estimated fair value of the interest rate cap agreement was $74,360 as of December 31, 2006, and is included in Other Assets.

Upon formation, the Company paid to CPT a debt placement fee of $300,000 related to all debt. This fee is reflected as a cash outflow in the financing section of the cash flow statement and considered to be an equity transaction.

5.	RELATED PARTY TRANSACTIONS

CDI earns a management fee equal to three percent of gross revenue of the Company. Management fees earned by CDI for the period from September 20, 2006 (date of inception) through December 31, 2006, totaled $234,161. The Company maintains no employees as all personnel are employees of CDI. As property manager, CDI was reimbursed for payroll and other operating costs amounting to approximately $1,044,000 for the period from September 20, 2006 (date of inception) through December 31, 2006.

6.	COMMITMENTS AND CONTINGENCIES

The Company is party to various claims arising in the normal course of business. These claims are generally covered by insurance. While the resolution of these matters cannot be predicted with certainty, management believes the final outcome of such matters will not have a material adverse effect on the Company’s financial statements.

7.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2006. Considerable judgment is necessary to interpret market data and develop estimated fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could obtain on disposition of the financial instruments. The use of different market assumptions and estimation methodologies may have a material effect on the estimated fair value amounts.

At December 31, 2006, management estimated the carrying amounts reflected in the balance sheet for cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued liabilities were at amounts that reasonably approximated fair value due to the short-term nature of the instruments. Estimates of fair value of the 5.75% Fixed Mortgage Note are based upon interest rates available for the issuance of debt with similar terms and remaining maturity. At December 31, 2006, the outstanding balance of the 5.75% Fixed Mortgage Note payable of $138.5 million had an estimated fair value of $140.7 million. The variable interest notes balance at December 31, 2006, approximated fair value.
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